

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/2



05009793

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 13, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Signing of Amendment of Bongkot Gas Sales Agreement

Reference is made to PTT Exploration and Production Public Company Limited (PTTEP), the Operator, which has a 44.4445% participation interest in the Bongkot Project, located in the Gulf of Thailand. The other joint venture partners are Total E&P Thailand, and BG Asia Pacific PTE Ltd., which have 33.3333%, and 22.2222% participation interests respectively.

PTTEP wishes to announce that on July 13, 2005 the joint venture partners (Sellers) and PTT Public Company Limited (PTT) (Buyer) signed the 4th Amendment of the Bongkot Gas Sales Agreement (GSA), and a Side Agreement for additional gas sales from the Bongkot Project. The details are as follows:

1. The Development Area as described in the existing GSA (an area of 1,586 square kilometers) will be expanded to cover the current total Concession Area of the Bongkot Project (an area of 3,200 square kilometers).

2. PTT will purchase an additional gas volume of 61 Billion cubic feet (an average of approximately 50 million cubic feet per day) during the period from April 1, 2005 to October 1, 2008.

3. The joint venture partners will make an up-front payment to PTT to the amount of Baht 1,000 million (PTTEP's portion is of approximately Baht 444 million) on the signing date of the Amendment.

Yours sincerely,

Maroot Mrigadat

President